UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41987

U-BX Technology Ltd.

(Translation of registrant’s name into English)

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

+86 10 0651-20297

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On November 2, 2024, as approved and authorized by a majority of the shareholders of U-BX Technology Ltd. (the “Company”) at an annual meeting of shareholders held on October 24, 2024, the Board of Directors of the Company approved a reverse stock split of the Company’s outstanding ordinary shares at a ratio of one-for-sixteen (1-for-16) (the “Reverse Stock Split”), effective on November 19, 2024.

Upon the opening of the market on November 27, 2024, the Company’s ordinary shares began trading on the Nasdaq Capital Market (“Nasdaq”) on a post-Reverse Stock Split basis under the current symbol “UBXG”. The new CUSIP number following the Reverse Stock Split is G9161K112.

The Reverse Stock Split is intended for the Company to regain compliance with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). As previously disclosed on a report on Form 6-K, Nasdaq provided the Company until April 21, 2025 to regain compliance. To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this period. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Requirement.

The reverse stock split will reduce the number of outstanding shares of the Company from approximately 29.7 million to approximately 1.9 million and will affect all outstanding ordinary shares. Every sixteen (16) outstanding ordinary shares will be combined into and automatically become one post-Reverse Stock Split ordinary share. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split ordinary share to any shareholder who would have been entitled to receive a fractional share as a result of the process. The par value of the ordinary shares will be increased in proportion to the ratio of the Reverse Stock Split to $0.0016 per share and the number of authorized ordinary shares will be reduced in proportion to the ratio of the Reverse Stock Split to 625,000,000 ordinary shares.

In connection with the Reverse Stock Split, the Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value. Attached to this report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of such third amended and restated memorandum and articles of association.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated November 25, 2024 titled “U-BX Technology Ltd. Announces Effective Date of Reverse Stock Split”.

Exhibit Index

Exhibit No.	Description
1.1	Third Amended and Restated Memorandum and Articles of Association
99.1	Press Release - U-BX Technology Ltd. Announces Effective Date of Reverse Stock Split, dated November 25, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2024	U-BX Technology Ltd.

	By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer and Director

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